Exhibit 99.2

BrilliA Reports Positive Operating Cash Flow and Cost Reduction for the Six Months Ended September 30, 2025

SINGAPORE, March 24, 2026 -- BrilliA Inc (NYSE American: BRIA) (“BrilliA” or “the Company”), a comprehensive one-stop service and solution provider for ladies’ intimate apparel brands worldwide, today announced its financial results for the six months ended September 30, 2025.

Comments from Kendrew Hartanto, Chief Executive Officer of BrilliA

“BrilliA operated in a challenging global trade environment during the first six months ended September 30. The introduction of new tariff measures affecting exports to the United States created uncertainty across the apparel supply chain. In response, we maintained pricing discipline and made the strategic decision not to accept orders that would have required the Company to absorb the full tariff burden. While this impacted near-term revenue, we believe it was the right decision to protect margins and long-term shareholder value.”

“Despite these headwinds, we reduced costs of goods sold and continued to improve cost efficiency across our operations. Our focus on disciplined inventory management, manufacturing efficiency, and supply chain optimization enabled us to deliver positive cash flow and strengthen our financial position during the period.”

“Looking ahead, we remain focused on expanding our B2B export business selectively in North America while increasing our presence in other international markets. At the same time, we are accelerating our branding strategy, including the continued development of our DIANA lingerie brand and potential brand acquisitions and licensing opportunities. We are also excited about the opportunity to diversify our revenue streams and improve production capacity utilization across Asia through our collaboration with Ai Sakura, which is enabling us to enter Japan’s higher-margin athleisure market in the second half of 2026. While U.S. tariff-related effects and macroeconomic uncertainty will continue to weigh on our performance in the near-term, we believe the combination of these initiatives will position BrilliA to return to growth and expand our revenue across Indonesia, Malaysia, Singapore, and the broader ASEAN region.”

Six Months Ended September 30, 2025 Results

BrilliA reported revenue of $24.6 million, compared to $27.4 million in the same period of 2024, a decrease of 10.3%. The revenue decline was primarily due to a 13.5% drop in North American export sales, or approximately $3.2 million. This was partially offset by growth in the Asia-Pacific region, which increased by about $0.4 million. The revenue performance was impacted by disruption to global garment trade flows arising from the introduction of broad-based U.S. tariff measures in April 2025, including a reciprocal tariff on goods of Indonesian origin, which materially affected buyer confidence, order timing, and pricing dynamics across the industry during the period. As a company that engages Indonesian contract manufacturers to produce goods for sale to customers in the United States, BrilliA was directly exposed to these pressures.

Despite the revenue headwinds, the Company generated positive operating cash flow of $2.1 million, a significant turnaround from the $0.2 million cash outflow recorded in the same period of 2024. This improvement was supported by a 9.1% reduction in cost of goods sold, reflecting BrilliA’s continued focus on manufacturing efficiency and cost discipline.

Gross profit margin was 14.3%, compared to 15.4% in the prior year period, with compression reflecting the broader pricing environment. Net income was $ 41 thousand, compared to $1.1 million in the prior year period, with the variance primarily driven by gross profit decline and increases in other operating expenses.

Cash and cash equivalents at September 30, 2025 were approximately $6.6 million, compared with approximately $7.7 million at March 31, 2025. The movement reflects the payment of a $3.3 million dividend during the period. Total assets at September 30, 2025 were $31.1 million, an increase of 9.5% compared to $28.4 million at March 31, 2025. The Company maintained a current ratio of 1.93x, reflecting a sound liquidity position.

About BrilliA

BrilliA is a comprehensive one-stop service and solution provider for over 30 ladies’ intimate apparel brands worldwide, managing sourcing, design, prototyping, supply chain, logistics, and quality control. The Company works with major international companies, including Fruit of the Loom, Hanes Brands Inc., and H&M.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. federal securities laws. These statements include, but are not limited to, statements regarding BrilliA’s business strategy, market opportunities, future performance, and operational outlook. These forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those expressed or implied, including, but not limited to, global economic conditions, supply chain disruptions, customer demand, pricing pressures, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission (SEC). BrilliA undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law. BrilliA does not guarantee future results and undertakes no obligation to update these statements, except as required by law. Investors are encouraged to review BrilliA’s filings with the U.S. Securities and Exchange Commission (SEC) for additional risk factors.

Investor Contact

FNK IR
Matt Chesler, CFA
(+1) 646 809 2189
bria@fnkir.com

Source: BrilliA Incorporated